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                                                              HECO Exhibit 12(b)
                                                              ------------------


Hawaiian Electric Company, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)
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


                                           Nine months ended
                                             September 30,
                                          -------------------
(dollars in thousands)                      1995       1994
-------------------------------------------------------------
FIXED CHARGES
Total interest charges.................   $ 32,691   $ 27,770
Interest component of rentals..........        508        622
Pretax preferred stock dividend
  requirements of subsidiaries.........      3,377      3,491
                                          --------   --------

TOTAL FIXED CHARGES....................   $ 36,576   $ 31,883
                                          ========   ========


EARNINGS
Income before preferred stock dividends
 of HECO...............................   $ 61,267   $ 47,041
Income taxes (see note below)..........     39,757     31,155
Fixed charges, as shown................     36,576     31,883
AFUDC for borrowed funds...............     (3,832)    (2,886)
                                          --------   --------

EARNINGS AVAILABLE FOR FIXED CHARGES...   $133,768   $107,193
                                          ========   ========

RATIO OF EARNINGS TO FIXED CHARGES.....       3.66       3.36
                                          ========   ========


Note:
Income taxes is comprised of the
 following:
  Expense relating to operating income
   from regulated activities...........   $ 40,030   $ 31,216
  Benefit relating to loss from
   nonregulated activities.............       (273)       (61)
                                          --------   --------
                                          $ 39,757   $ 31,155
                                          ========   ========
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